Exhibit 1

Ellomay Capital’s Farm-in to 20% of the Participating Interests in the Yitzchak Oil &
Gas Exploration and Drilling License Finalized

Tel-Aviv, Israel, January 11, 2012 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced today that the Israeli Petroleum Commissioner approved the farm-in of Ellomay Oil and Gas 2011 LP, a limited partnership whose general partner is a wholly-owned subsidiary of Ellomay, to 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea (the “Farm-In Transaction”). The Farm-In Transaction is now unconditional and effective.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim. Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 11 MW and holdings in Dorad, Israel's largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com